April 19, 2019

MONY Life Insurance Company of America

1290 Avenue of the Americas

New York, New York 10104

This opinion is furnished in connection with the Registration Statement on Form N-6. File No. 333-191149 (“Registration Statement”) of MONY America Variable Account K (“MONY America Variable Account K”) of MONY Life Insurance Company of America (“MONY America”) covering an indefinite number of units of interest in MONY America Variable Account K under IncentiveLife Legacy® III (policy form No. 09-100-3 Rev., ICC15-09-100-3 or state variation), a flexible premium variable life insurance policy (“Policy”). Net premiums received under the Policy may be allocated to MONY America Variable Account K as described in the Prospectus included in the Registration Statement.

I participated in the preparation of the Policy and I am familiar with its provisions. I am also familiar with the description contained in the Prospectus.

In my opinion, the Illustrations of Policy Benefits contained in the Prospectus (the “Illustrations”) are consistent with the provisions of the Policy. The assumptions upon which the Illustrations are based, including the current cost of insurance and expense charges, are stated in the Prospectus and are reasonable. The Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the Illustrations, appear disproportionately more favorable to prospective purchasers of the Policy for non-tobacco user preferred elite risk males age 35 than to prospective purchasers of Policies for males at other ages or in other underwriting classes or for females. The particular Illustrations shown were not selected for the purpose of making the relationship appear more favorable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours

/s/ Brian Lessing
Brian Lessing FSA, MAAA Vice President and Actuary MONY Life Insurance Company of America